Sprint Corporation
Exhibit 12
COMPUTATION OF RATIOS OF COMBINED EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	Year-to-Date
	September 30,
(millions)	2005	2004

Earnings

Income from continuing operations before income taxes	$2,542	$(2,295)

Capitalized interest	(32)	(45)

Net losses in equity method investees	(116)	30

Subtotal	2,394	(2,310)

Fixed charges
Interest charges	971	1,020
Interest factor of operating rents	313	272

Total fixed charges	1,284	1,292

Earnings, as adjusted	$3,678	$(1,018)

Preferred stock dividends paid	$5	$5
Total fixed charges	1,284	1,292

Total fixed charges and preferred stock dividends	$1,289	$1,297

Ratio of earnings to fixed charges and preferred stock dividends	2.85	—

Note: The ratios of earnings to fixed charges and preferred stock dividends were computed by dividing the sum of fixed charges and pretax earnings required to cover preferred stock dividend into the sum of earnings (after certain adjustments) and fixed charges. Earnings included income from continuing operations before income taxes, plus net losses in equity method investees, less capitalized interest. Fixed charges included interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.